================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      -------------------------------------
                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                            (Name of Subject Company)

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Carolyn Tiffany
              Winthrop Financial Associates, A Limited Partnership
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

================================================================================

ITEM 1. Subject Company Information

      The name of the subject company is 1999 Broadway Associates Limited Partnership, a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114 and the telephone number of such offices is (617) 570-4600. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership. As of June 1, 2005, there were 460 Units outstanding.

ITEM 2. Identity and Background of the Filing Person

      This Statement is being filed by the Partnership and relates to the tender offer of Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 (TE), LLC; MPF-NY 2005, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MP Value Fund 6, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 2, LLC; MPF Acquisition Co 3 LLC; and Steven Gold (collectively "Sutter"), to purchase up to 125 Units at a purchase price of $16,500 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated June 23, 2005, and the related Letter of Transmittal (together, the "Sutter Offer"). The Sutter Offer is being made pursuant to a tender offer statement on Schedule TO dated June 23, 2005.

      According to the Sutter Offer, the principal business address of Sutter's executive offices is c/o MacKenzie Patterson Fuller Inc., 1640 School Street, Moraga, California 94556.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements

      None

ITEM 4. The Solicitation or Recommendation

      The Partnership recommends against accepting the Sutter Offer for two principal reasons: (1) the Partnership's management believes that the net purchase price for the Partnership's property, when added to current reserves would generate a per Unit distribution greater than the purchase price offered by Sutter; and (2) if the Sutter is successful in acquiring all of the Units sought, it is likely that the Partnership would no longer be subject to the reporting requirements (10K, 10Q, etc.) of the Securities Exchange Act of 1934. However, limited partners who would prefer not to take the risks associated with the sale of the property or the timing of distributions from such sale, if consummated, may wish to consider the Sutter Offer. Accordingly, each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in the Sutter Offer. We also note that that the Sutter Offer is schedule to expire on July 22, 2005 which we believe is earlier than the required period of time a tender offer is required to remain open pursuant to Rule 14e-1 of the Securities Exchange Act of 1934. Pursuant to 14e-1, a tender offer is required to be open for 20 business days from the day it is first published or sent to security holders. It is our understanding that the Sutter Offer was not published and was mailed on June 30, 2005, less than 20 business days prior to July 22, 2005.

Value of the Property

      The Partnership's asset is a class A 42-story office building in downtown Denver, Colorado. The offer price is equivalent to the distribution that would be made per Unit if the Partnership's property were sold at a purchase price of approximately $66,710,000, after taking into consideration estimated closing costs, satisfaction of existing indebtedness (including prepayment premiums) and cash reserves. The Partnership's management monitors the applicable cap rates and other factors that generally determine real estate office building sale prices in the Denver, Colorado market as well as comparable sales of real property. In addition, the Partnership has recently begun marketing its property for sale. In this regard, the Partnership has been advised by local real estate brokers that they believe the minimum price that could be achieved would be not less than the price being offered by Sutter. To the extent the property is sold for an amount greater than $66.7 million, the estimated distribution per Unit for each additional $1,000,000 in purchase price would be approximately $2,100. Accordingly, if the property were sold for $70 million, the per Unit distribution is expected to be approximately $23,250 and if sold for $75 million, the per Unit distribution is expected to be approximately $33,500.

      Limited Partners should note, however, that there is no assurance that the property will be sold, or if sold that the purchase price will be greater than $66.7 million. Further, it is always possible that one or more favorable or unfavorable circumstances could occur that will affect the price ultimately received for the property. As indicated in the Partnership's Quarterly Report on Form 10-Q, although the property has been able to maintain an 85% occupancy rate in a down office rental market in the Denver, Colorado area, the Lucent Technologies lease which accounts for 12% of the rentable space at the property is scheduled to expire at the end of 2005. The property's cash flow exclusive of the Lucent Technologies lease may not be sufficient to meet the Partnership's debt service payments and necessary capital improvements. Accordingly, if the Partnership is unsuccessful in selling the property, the Partnership, if it cannot obtain additional tenants at commensurate rental rates, will need to negotiate a loan modification with the existing lender or obtain mezzanine or junior debt from a third party or through a rights offering made to the Partnership's partners, which may have the effect of diluting a partner's interest in the Partnership. If the Partnership is unsuccessful in consummating one or more of the foregoing options, it is possible that the property could be foreclosed upon.

Reporting Requirements of the Securities Exchange Act of 1934

      If Sutter were successful in acquiring all or a substantial portion of the Units it is seeking in the Sutter Offer, it is likely that the number of limited partners in the Partnership would be reduced to less than 300. If this were to occur, the Partnership would no longer be subject to the reporting requirements under the Securities Exchange Act of 1934 that require the Partnership to file its Annual, Quarterly and Current Reports on the forms prescribed by the Securities and Exchange Commission.

Recommendation

      Based on the foregoing, the Partnership recommends against accepting the Sutter Offer. However, limited partners who would prefer not to take the risks associated with the sale of the property or the timing of distributions from such sale, if consummated, may wish to consider the Sutter Offer. Accordingly, each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in the Sutter Offer. We note that affiliates of the general partner that own Units will not be tendering their Units in the Sutter Offer.

      In addition, the Partnership expects that it will have firm indication as to the potential purchase price for the property by no later than the end of July. Accordingly, the general partner of the Partnership, in accordance with its authority under the Partnership's partnership agreement to withhold consent to any transfers of Units at its sole discretion, will not effect any transfers of Units pursuant to the Sutter Offer until after July 31 and then only if the transferee confirms in writing that it desire to transfer its Units after being advised of the prospective purchase price.

ITEM 5. Persons/Assets Retained, Employed or to be Compensated

      None.

ITEM 6. Interest in Securities of the Subject Company

      During the past 60 days none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.

ITEM 7. Purposes of the Transactions and Plans or Proposals

      None.

ITEM 8. Additional Information to be Furnished

      None.

ITEM 9. Material to be Filed as Exhibits

      The following Exhibits are filed herewith:

      Exhibit (a) - Letter to Limited Partners from the Partnership dated
                    July 11, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 11, 2005

                                              1999 BROADWAY ASSOCIATES LIMITED
                                              PARTNERSHIP

                                              By: Winthrop Financial Associates,
                                                  A Limited Partnership
                                                  General Partner


                                                  By: /s/ Peter Braverman
                                                      --------------------------
                                                      Peter Braverman
                                                      Executive Vice President